
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 10, 2011

R.C. Cunningham III
Chief Financial Officer and Director
Sooner Holdings, Inc.
127 Northwest 62nd Street, Suite A
Oklahoma City, OK 73118

     Re: Sooner Holdings, Inc.
              Form 10-K/A for Fiscal Year Ended September 30, 2010
              Filed January 10, 2011
              Form 10-Q for Quarter Ended December 31, 2010
              Filed January 18, 2011
              File No. 000-18344

Dear Mr. Cunningham:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended September 30, 2010

Item 9A(T). Controls and Procedures, page 21

1. Please note that your assessment of the effectiveness of your disclosure controls and procedures should be as of the end of the period covered by your report (i.e. September 30, 2010), not "within 90 days prior to date of filing of [your] report." Please refer to the guidance in Item 307 of Regulation S-K and revise your disclosure accordingly.

2. We reviewed your revised disclosure in response to our prior comment one. Your response did not address our comment, thus the comment will be reissued. Please revise to provide the disclosures required by Items 308(a)(1), 308(a)(2), 308(a)(4) and 308(c) of Regulation S-K.

Form 10-Q for the Quarter Ended December 31, 2010

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures, page 11

3. Please note that your assessment of your disclosure controls and procedures should be as of the end of the period covered by your report, not within 90 days prior to the filing of the report. Please refer to the guidance in Item 307 of Regulation S-K and revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Halac, Staff Accountant, at (202) 551-3398 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services